



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Acts
PE 12/20/12

February 6, 2013

Tyler F. Mark
Sidley Austin LLP
tmark@sidley.com

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 2/6/13

Re: FLIR Systems, Inc.
Incoming letter dated December 20, 2012

Dear Mr. Mark:

This is in response to your letters dated December 20, 2012 and January 24, 2013 concerning the shareholder proposal submitted to FLIR by the California State Teachers' Retirement System. We also have received letters on the proponent's behalf dated January 7, 2013, January 18, 2013, and January 29, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

February 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FLIR Systems, Inc.
Incoming letter dated December 20, 2012

The proposal requests that the board of directors issue a report describing the company's short-term and long-term strategies on energy use management.

There appears to be some basis for your view that FLIR may exclude the proposal under rule 14a-8(i)(7), as relating to FLIR's ordinary business operations. In our view, the proposal and supporting statement, when read together, focus primarily on FLIR's strategies for managing its energy expenses. Proposals that concern the manner in which a company manages its expenses are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if FLIR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 29, 2013

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: FLIR Systems, Inc.
Shareholder Proposal of California State Teachers Retirement System

Ladies and Gentlemen:

This responds to FLIR System, Inc.'s ("FLIR" or the "Company") January 24, 2013 letter to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that CalSTRS submitted to the Company for inclusion in the proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders. The Company has failed to meet its burden of demonstrating that the Proposal is excludable and its request for no-action relief should be denied.

First, FLIR fails to address the more recent, and more applicable, determinations in *Chesapeake Energy Corp.* (Apr. 2, 2010) and *Cleco Corp.* (Jan. 26, 2012). Chesapeake and Cleco, both energy providers, were denied exclusion of shareholder proposals that are analogous to the Proposal. These decisions cast serious doubt on FLIR's reliance on *TXU Corp.* (Apr. 2, 2007). Chesapeake sought to exclude a CalSTRS shareholder proposal requesting a sustainability report on the company's greenhouse gas emissions and its plans to manage emissions. Cleco sought to exclude a shareholder proposal requesting a report on sustainability and material water-related risks. The Staff denied exclusion of both proposals under Rule 14a-8(i)(7). The Proposal makes an analogous request for a report on FLIR's energy efficiency strategies, and it is equally not excludable under the Staff's determinations in *Chesapeake* and *Cleco*, which FLIR fails to refute.



In addition, FLIR misrepresents CalSTRS' argument with respect to the Company's reliance on the Staff's determination in *TXU Corp.* The Company frames CalSTRS' position as arguing that FLIR's reliance on *TXU* is misplaced ***because*** *TXU* predates SLB 14E. This is incorrect, as CalSTRS' January 18, 2013 correspondence merely put *TXU* in its proper context in light of the actual arguments made in that matter and the various Staff interpretations that relate to the issue of exclusion under 14a-8(i)(7) due to asking for an assessment of risk. TXU Corp. overwhelmingly addressed exclusion of the shareholder proposal because it called for an evaluation risk in its no-action request. Thus, the *TXU* decision is more accurately viewed as being based on that issue.

The Staff explained in SLB 14E, more than 2 years after *TXU*, that it was "concerned that [its] application of the analytical framework [relating to 14a-8(i)(7)] . . . may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." CalSTRS believes that *TXU* may be an example of such an unwarranted exclusion, and to the extent this is correct FLIR's reliance on it is misplaced.

Moreover, to the extent *TXU* was based more generally on the shareholder proposal's intrusion on the company's ordinary business operations, FLIR fails to address the significant differences between the energy efficiency proposal at issue in *TXU* and the Proposal. The *TXU* shareholder proposal called for the company to conduct numerous, specific analyses on cost savings, implementation costs, and the financial impact of reduced consumer demand on the company's plans. Thus, even beyond the more narrow issue of evaluation of risk, the *TXU* shareholder proposal was clearly more related to the company's ordinary business than is the Proposal. CalSTRS has requested only a report on the significant policy issue of energy efficiency as it relates to the Company's strategies.

Finally, FLIR fails to address the significance of the difference between TXU Corp.'s and its own operations. TXU Corp. is a utility company whose ordinary business operations involve the production and supply of energy. FLIR's ordinary business is the design, manufacture and sale of thermal imaging systems. The nature of the companies' respective businesses, as well as the stark differences between the shareholder proposals at issue, illustrate clearly that FLIR's reliance on *TXU Corp.* is misplaced.

For the foregoing reasons, and as more fully set forth in CalSTRS' prior correspondence, CalSTRS respectfully renews its request that the Staff decline to concur in FLIR's view that it may exclude the Proposal under Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

cc: Tyler F. Mark, Esquire



FLIR Systems, Inc.
27700 SW Parkway Ave
Wilsonville, OR 97070
USA

1 503.498.3547
1 800.322.3731
1 503.498.3904 fax
www.flir.com

January 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: FLIR Systems, Inc. – Shareholder Proposal submitted by the California State Teachers' Retirement System

Ladies and Gentlemen:

This letter is submitted by FLIR Systems, Inc., an Oregon corporation ("FLIR" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in response to a letter dated January 18, 2013 (the "Response Letter") from Michael J. Barry on behalf of the California State Teachers' Retirement System (the "Proponent") concerning a shareholder proposal submitted by the Proponent on November 15, 2012 (the "Proposal").

In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter is being submitted via e-mail. It addresses the issues raised by the Proponent in the Response Letter and should be read in conjunction with the Company's original December 20, 2012 letter requesting no-action relief (the "Original Submission"). A copy of this letter will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Analysis

The Company continues to stand by the arguments made in the Original Submission and believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7). It wishes to respond briefly, however, to a limited number of points made by counsel for the Proponent in the Response Letter.

First, the Response Letter is focused to a significant extent on *Staff Legal Bulletin 14E* ("SLB 14E"). This is perplexing, however, in that the relief requested in the Original Submission does not hinge on the "evaluation of risk" analysis discussed in SLB

14E. Rather, the principal argument made in the Original Submission is a simple one: proposals that focus on ordinary business matters, such as the Proposal, may be omitted, even if they touch in a tangential way on significant policy issues. Nothing in SLB 14E is remotely inconsistent with this contention.

Second, and relatedly, the Response Letter suggests that the Company's reliance on a no-action letter issued to TXU Corp.[1] in 2007 is misplaced, in part because it predates SLB 14E. The Staff's grant of no-action relief in the TXU letter relied upon by the Company did not, however, turn exclusively on the inclusion in the proposal of a discussion of risk. A simple review of the Staff's letter granting the relief, as well as other Staff letters in which a discussion of risk was the basis for granting relief, makes this clear. In the period prior to the publication of SLB 14E, when the Staff based its relief on the inclusion in the proposal of a request for an evaluation of risk, the Staff generally said so in its letter. There are numerous examples of this in 2007 alone.[2] The Staff did not make any mention of risk when it granted relief to TXU Corp. in the letter relied upon by the Company.

The plain language of the Proposal repeatedly and primarily addresses matters of ordinary business operations and simply does not give any express indication that it is focused on the significant policy consideration of environmental protection. That is the crux of the Original Submission. While the Staff has found that "energy efficiency" in certain contexts can rise to the level of a significant policy issue, a mere reference to the term does not mean the Proposal is therefore immune to exclusion. The Staff's approach to Rule 14a-8(i)(7) is fairly straightforward: it bases its decision on the underlying substance of the proposal. If the proposal does not focus on a significant policy issue or if it focuses on ordinary business operations in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable. The few mentions of "energy efficiency" in the Proposal are made in the context of a discussion of ordinary business concerns. Even the resolution statement says nothing of environmental preservation but alludes only to the ambiguous concept of strategies regarding "energy use management." If the Proponent were principally concerned with environmental protection, it is nowhere evident in the resolution statement or supporting materials to the Proposal.

The Company, therefore, stands by the arguments made in the Original Submission and continues to believe that the Proposal may be excluded from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

---

[1] *TXU Corp.* (April 2, 2007)

[2] *See, e.g., Pfizer Inc.* (Jan. 29, 2007) ("There appears to be some basis for your view that [the company] may exclude the proposal under rule 14a-8(i)(7), as relating to [the company's] ordinary business operations (i.e., evaluation of risk)."); *Standard Pacific Corp.* (Jan. 29, 2007) (same); *Norfolk Southern Corporation* (Feb. 20, 2007) (same); *Kansas City Southern* (Feb. 21, 2007) (same); *Union Pacific Corporation* (Feb. 21, 2007) (same); *Great Plains Energy Incorporated* (Feb. 27, 2007) (same); *Pulte Homes, Inc.* (March 1, 2007) (same); *ACE Limited* (March 19, 2007) (same); *Centex Corporation* (May 14, 2007) (same); *Eli Lilly and Company* (Dec. 19, 2007) (same); *Toll Brothers, Inc.* (Dec. 20, 2007) (same); *Merck & Co., Inc.* (Dec. 21, 2007) (same).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from FLIR's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (503)-498-3318.

Very truly yours,



William W. Davis
Senior Vice President, General Counsel and Secretary

cc: Anne Sheehan, Director, Corporate Governance, California State Teachers' Retirement System
Michael J. Barry



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 18, 2013

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: FLIR Systems, Inc.
Shareholder Proposal of California State Teachers Retirement System

Ladies and Gentlemen:

We have been asked by the California State Teachers Retirement System ("CalSTRs") to respond to FLIR System, Inc.'s ("FLIR" or the "Company") December 20, 2012 letter ("No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that CalSTRS submitted to the Company for inclusion in the proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal requests that FLIR's Board of Directors "issue a report describing the company's short- and long-term strategies on energy use management. The requested report should include a company-wide review of the policies, practices, and metrics related to FLIR System's energy management strategy."

FLIR argues that the Proposal is excludable under Rule 14a-8(i)(7) because: (i) it deals strictly with ordinary business operations; (ii) it mixes policy concerns with ordinary business matters; and (iii) it seeks a risk assessment fundamentally related to ordinary business operations. As set forth below, because the Proposal focuses on significant policy issues that transcend day-to-day business matters, the Proposal is not excludable under Rule 14a-8(i)(7). Furthermore, merely requesting that FLIR write a report on its energy efficiency strategies is not inappropriately related to the Company's ordinary business.



The Proposal states:

FLIR SYSTEMS, INC. ENERGY EFFICIENCY RESOLUTION

WHEREAS:

Investments in energy efficiency are an attractive way to manage rising energy costs, can enhance a company's role as a corporate citizen, and are usually quite profitable and low-risk. A 2008 McKinsey report (How the World Should Invest in Energy Efficiency) estimated that $170 billion could be invested in energy efficiency with an average internal rate of return of 17%. The report estimated that by 2020, these energy efficiency investments could produce over five times their cost in annual energy savings.

Companies are increasingly committing to energy efficiency initiatives. According to the Center for Climate & Energy Solutions: Johnson & Johnson achieved an internal rate of return 19% from recent energy efficiency investments; Alcoa's Energy Efficiency Network has captured sustainable annual savings exceeding $20 million; between 1990 and 2006, IBM's energy conservation measures saved $290 million; and between 1990 and 2008, DuPont estimates that its energy efficiency initiatives saved the company about $4 billion.

Evidence linking environmental considerations such as energy efficiency and value creation is increasingly being seen. An October, 2010 report from Thomson Reuters (ESG and Earnings Performance) concluded that, "U.S. companies with stronger ESG [environmental, social and governance] scores consistently beat earnings estimates more frequently than those with lower scores." And according to an October 4, 2011 report from Goldman Sachs (Why ESG Matters), "Firms with leading ESG scores tend to generate higher and more durable returns on capital than sector peers."

According to FLIR System's 2011 Form 10-K, the Company acknowledges that part of its growth strategy is predicated on cost efficiency. On page 5 of this report, the Company states that their "ability to continue penetrating and expanding on our leading market position...is predicated on our success at reducing internal costs to manufacture systems." On page 36 of this report, total operating expenses were identified as approximately $515 million. According to Honeywell's Energy Management Solutions, energy expenses can account for more than 25 percent of a company's total operating costs. For FLIR Systems, 25 percent of its 2011 operating costs is approximately $130 million.

FLIR Systems has not provided adequate disclosure in public filings, on its website, or through a report, that discusses the Company's energy management strategy. An effective energy management strategy can yield a high return on investment while proactively responding to reputational risk.

RESOLVED

> Shareholders request that the Board of Directors issue a report describing the company's short- and long-term strategies on energy use management. The requested report should include a company-wide review of the policies, practices, and metrics related to FLIR System's energy management strategy. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by December 31, 2013.

DISCUSSION

I. The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because The Underlying Subject Matter Of The Proposal Raises Significant Policy Issues

Rule 14a-8(i)(7) allows companies to exclude shareholder proposals that "deal[] with a matter relating to the company's ordinary business operations." The Staff clarified its position on Rule 14a-8(i)(7) in Staff Legal Bulleting 14E. ("SLB 14E")

Prior to SLB 14E, the Staff applied the following analytical framework to determine whether or not to exclude a proposal under Rule 14a-8(i)(7) in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

In SLB 14E, however, the Staff noted that it was "concerned that [its] application of the analytical framework . . . may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Instead of focusing on whether a proposal requires an evaluation of risk, the Staff "will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The Staff stated:

> In . . . cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable

Thus, the mere fact that a "proposal and supporting statement relates to the company engaging in an evaluation of risk" is not sufficient to exclude a proposal that deals with significant policy issues. However, where "a proposal's underlying subject matter involves an ordinary business matter to the company," it is generally excludable under Rule 14a-8(i)(7). SLB 14E.

Furthermore, a company may exclude a "proposal [that] seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

A. The Proposal Does Not Deal Strictly With The Company's Ordinary Business Operations And Is Not Excludable Under Rule 14a-8(i)(7)

FLIR argues that the Proposal relates only to its ordinary business operations, and therefore is excludable under 14a-8(i)(7). No Action Letter at 3-4. However, the Proposal's focus is clearly on the broader significant policy issue of energy efficiency and the lack of related disclosures by the Company. FLIR mistakenly relies heavily on the pre-SLB 14E no-action determination in *TXU Corp.* (Apr. 2, 2007), while ignoring more relevant, and more recent, decisions such as *Cleco Corp.* (January 26, 2012) and *Chesapeake Energy Corp.* (Apr. 2, 2010).

At the outset, it is important to note that the Proposal makes eight separate references to "energy efficiency," and two analogous references to "energy management" and "energy use management." Thus, FLIR's selective focus on references to investments, costs and returns is misleading. Moreover, the terms on which FLIR focuses are noted in the Proposal in order to explain the relevance and importance of the important policy issue of energy efficiency, the central focus of the Proposal, to the Company's shareholders. As a result, the plain language of the Proposal, read in its entirety, demonstrates that it is focused on an important policy issue, and does not deal solely with ordinary business matters.

FLIR's reliance on the Staff's no-action determination in *TXU Corp.* (Apr. 2, 2007) is completely misplaced. The *TXU Corp.* decision was issued in 2007, prior to the Staff's 2009 announcement in SLB 14E that its prior application of the "ordinary business" exclusion "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." The shareholder proposal at issue in *TXU Corp.*, while also related to energy efficiency, in relevant part called for TXU to issue a report to shareholders including (i) an analysis of energy savings that may be achieved, (ii) an analysis of costs of implementing energy efficiency actions, and (iii) an analysis of reduced demand by customers and the impact of that on TXU's construction of new power generating facilities. An examination of TXU's primary argument for exclusion under 14a-8(i)(7) shows that the company focused its argument on excluding the proposal because of its concern that it related to an assessment of risk. See, *TXU Corp.*, Feb. 1, 2007, correspondence, at 3-6. Moreover, TXU conceded that energy efficiency is a significant policy issue. *Id.*, at 7. Thus, the Staff's determination to permit exclusion of the shareholder proposal submitted to TXU is best seen an application of the "risk assessment" approach modified by the Staff in SLB 14E.

Indeed, as further evidence of the heightened importance of risk assessment in 2007, the Staff issued a second no-action determination relating to TXU Corp. on the same day that reached the opposite conclusion, despite the fact that the second shareholder proposal was at least as related to TXU's ordinary business than was the proposal which was allowed to be excluded. *See*, *TXU Corp. II* (Apr. 2, 2007). In *TXU Corp. II*, the shareholder proposal requested in relevant part that TXU's board of directors "adopt quantitative goals for existing and proposed plants ... to reduce (a) mercury emissions ... and (b) total CO2 emissions ... and that the company report to shareholders ... on its plans to achieve these goals." *TXU Corp. II*, Exhibit A to Feb. 1, 2007 no-action request, TXU Emissions Reductions shareholder proposal submitted Nov. 17, 2006. In seeking no-action relief for this shareholder proposal requesting the establishment of corporate policies directly related to the company's ordinary business operations, TXU argued that the shareholder proposal was excludable under 14a-8(i)(7) because it sought to micro-manage the company's business, and made no reference to risk assessment. *TXU Corp. II*, Feb. 1, 2007 no-action request, at 3-4. As with the energy efficiency shareholder proposal, TXU conceded that the environmental issues in the emissions shareholder proposal related to a significant policy issue. *Id.*, at 5. The Staff denied TXU's no-action request. The critical difference between these decisions was the argument on risk assessment, which the Staff subsequently addressed in SLB 14E.

More relevant no-action determinations, which the Company ignores, support the conclusion that the Proposal is not excludable under 14a-8(i)(7). In *Chesapeake Energy Corp.* (Apr. 2, 2010), for example, the Staff rejected the argument that a similar CalSTRS shareholder proposal requesting a sustainability report on such topics as greenhouse gas emissions and the company's "plans to manage emissions" could be excluded as relating to the company's "ordinary business." This decision came shortly after the Staff announced its revised analysis of 14a-8(i)(7) in SLB 14E. Chesapeake Energy sought exclusion under 14a-8(i)(7) largely based on risk assessment, and the Staff denied the company's no-action request. The Proposal's request for an energy efficiency report is effectively the equivalent of the report on emissions management requested in *Chesapeake Energy*, and is equally not excludable under 14a-8(i)(7).

The Staff's determination in *Cleco Corp.* (Jan. 26, 2012) is also instructive. Cleco is a public utility holding company, and the shareholder proposal at issue requested a report on the company's sustainability risks and opportunities, as well as an analysis of material water-related risks. In seeking to exclude the shareholder proposal under 14a-8(i)(7), Cleco argued that it would have to perform a detailed analysis of "how water scarcity may affect the Company's equipment, methods of cooling equipment, methods of generating electricity, business structure, relationships with wholesale power suppliers, relationships with customers, the means by which it transmits and sells electricity, and would necessarily encompass the Company's budgets, capital expenditure plans, and its short- and long-term business strategies." *Cleco*, Dec. 21, 2011 no-action request, at 3. Moreover, the company pointed out that its primary operating subsidiary was subject to the jurisdiction of state and federal utility regulators, which meant that the requested report would require significant analysis of how applicable regulations related to water scarcity issues. *Id.*, at 3-4. The Staff rejected Cleco's request, without any response even having been submitted by the shareholder proponent, and found that "the proposal focuses on the significant policy issue of sustainability." The Proposal's requested report on energy efficiency is analogous to the sustainability report at issue in *Cleco*. Thus, the *Cleco* decision illustrates the applicability of the "significant social policy" exception under 14a-8(i)(7) to this matter.

Finally, the Company's attempt to distinguish the Staff's determination in *TXU Corp.* from *Ultra Petroleum Corp.* (Mar. 5, 2008) on the basis of *Ultra Petroleum's* focus on the policy issue of environmental preservation is misplaced. The *Ultra Petroleum* shareholder proposal requested a generic "report ... on our company's plans to address climate change," in contrast to the more detailed request for analyses of savings, costs and impacts on energy facility construction plans called for in *TXU*. Thus, the *Ultra Petroleum* decision is better seen as an example of a pre-SLB 14E decision in which the shareholder proposal, though addressing a significant policy issue, did not involve an unacceptable assessment of risk by the company, and as a result it was not excludable under 14a-8(i)(7).

B. The Proposal Comes Within The "Significant Social Policy" Exception To Rule 14a-(i)(7)

The Company next attempts to rely on a group of distinguishable cases for the proposition that proposals relating to both ordinary business matters and significant social policy issues are excludable under Rule 14a-8(i)(7). As with its previous arguments relating to day-to-day business concerns, the Company's effort on this point is misplaced. Moreover, it ignores the specifics of *Cleco* which, as set forth above, are much closer to those at issue here.

Specifically, FLIR begins by relying on *Walt Disney Co.* (Dec. 15, 2004) (allowing exclusion of a shareholder proposal under 14a-8(i)(7) that requesting the inclusion of social responsibility and environmental criteria in setting executive compensation) and *Dominion Resources, Inc.* (Feb. 3, 2011)[1] (allowing exclusion of a shareholder proposal under 14a-8(i)(7) calling for the company to "initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation" in order to earn additional profits for the company) to support its position regarding the interplay of significant policy issues and ordinary business. These shareholder proposals are significantly different from the Proposal, and are excludable for reasons that do not relate to the Proposal. The *Walt Disney* shareholder proposal purported to raise issues of social responsibility and environmental concerns, incorporating these policy issues into questions of executive compensation. However, the proposal's entire supporting statement was a discussion of smoking and tobacco use, and how its depiction in movies created more smokers. As the company argued, the proposal at issue there was an attempt to use "the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the Company's movies)." *Walt Disney Co.*, Oct. 15, 2004 no-action request, at 6. Similarly, the shareholder proposal in *Dominion Resources* also related to the sale of the company's products, and as the Staff noted, "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)." Nothing in the Proposal is remotely similar to those at issue in *Walt Disney* or *Dominion Resources*, and does not call for any specific changes

[1] In fact, FLIR cites *Dominion Resources, Inc.* (Feb. 9, 2011) as allowing the exclusion of a shareholder proposal "requesting a new program regarding renewable power generation" under 14a-8(i)(7). However, this no-action determination *denied* exclusion under 14a-8(i)(7) of a shareholder proposal requesting in its "RESOLVED" paragraph for the company to "be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders [...]; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit..." We believe FLIR intended to cite the February 3, 2011, Dominion Resources no-action determination, which is equally unhelpful to its argument, and have discussed it accordingly.

in FLIR's business practices and operations. The Proposal requests only a report on the significant policy issue of energy efficiency. As such it is not excludable under 14a-8(i)(7).

The Company's reliance on *Peregrine Pharmaceuticals, Inc.* (Jul. 31, 2007), *General Electric Co.* (Feb. 3, 2005) and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) is also unavailing. Each of these matters requested a change in the subject company's policies or practices in a way that involved the respective companies' business.[2] The Proposal here does no such thing. It merely seeks a report on the significant policy issue of energy efficiency.

C. **The Proposal Is Not Excludable As A Request For A Risk Assessment**

Finally, the Company seeks to exclude the Proposal on the basis that it seeks an internal risk assessment relating only to ordinary business. As the Staff noted in SLB 14E, exclusion under 14a-8(i)(7) may be permitted where a shareholder proposal seeks an internal risk assessment relating to the company's ordinary business. Here, however, FLIR's "ordinary business," as set forth in its most recent 10-K, is the design, manufacture and marketing of thermal imaging systems.[3] The Proposal has nothing to do with the Company's ordinary business, and makes no request for an internal risk assessment related to the Company's ordinary business. Here, the Proposal asks only for a report on the Company's energy use management and is therefore not excludable under 14a-8(i)(7).

In this regard, FLIR's reliance on *Amazon.com, Inc.* (Mar. 21, 2011) is misplaced. In *Amazon.com*, the shareholder proposal requested annual reports from the company specifically on "risks created by the actions Amazon.com takes to avoid or minimize U.S. federal, state, and local taxes." As the Staff noted in allowing exclusion under 14a-8(i)(7), the proposal "relates to decisions concerning the company's tax expenses and sources of financing." More specifically, the company explained how the shareholder proposal related to such ordinary business matters as compliance with laws, sources of financing, pricing decisions, and location of facilities. *Id.*, January 31, 2011 no-action request at 4-8.

CONCLUSION

For the forgoing reasons, CalSTRS respectfully requests that the Staff decline to concur in FLIR's view that it may exclude the Proposal under Rule 14a-8(i)(7).

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[2] *Peregrine Pharmaceuticals, Inc.* (Jul. 31, 2007) (allowing exclusion of a shareholder proposal under 14a-8(i)(7) calling for the creation of a Shareholder Value Committee to examine topics including (i) expediting and funding clinical trials of drug candidates, (ii) the sale, partnership or licensing of existing drug compounds, and (iii) re-composition of the company's executive management), *General Electric Co.* (Feb. 3, 2005) (allowing exclusion of a shareholder proposal under 14a-8(i)(7) requesting a report on offshore job relocation), and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (allowing exclusion of a shareholder proposal under 14a-8(i)(7) requesting a report on the company's actions to ensure that it did not purchase from suppliers using force labor, convict labor, child labor, or failed to comply with laws protecting employees' rights)

[3] See FLIR Systems, Inc., 10-K for fiscal year ended 12/31/2011, p. 1 (filed 2/29/2012).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

cc: Tyler F. Mark, Esquire



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 7, 2013

BY ELECTRONIC MAIL
Securities Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: FLIR Systems, Inc. – Shareholder Proposal No-Action Request

Ladies and Gentlemen:

We are in receipt of the no-action request submitted by FLIR Systems, Inc. (the "Company") on December 20, 2012, in response to the shareholder proposal submitted by our client, the California State Teachers' Retirement System. We intend to file a response to the Company's no-action request no later than Friday, January 18, 2013.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

cc: Tyler F. Mark, Esquire (by electronic mail



FLIR Systems, Inc
27700 SW Parkway Ave
Wilsonville, OR 97070
USA

1 503.498.3547
1 800.322.3731
1 503.498.3904 fax
www.flir.com

December 20, 2012

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: FLIR Systems, Inc. – Shareholder Proposal submitted by the California State Teachers' Retirement System

Ladies and Gentlemen:

This letter is submitted by FLIR Systems, Inc., an Oregon corporation ("FLIR" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of FLIR's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the California State Teachers' Retirement System (the "Proponent") on November 15, 2012. The Company intends to omit the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if FLIR excludes the Proposal from its 2013 Proxy Materials for the reasons detailed below.

FLIR intends to file its definitive proxy materials for the 2013 Annual Meeting on or about March 15, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

"RESOLVED, Shareholders request that the Board of Directors issue a report describing the company's short- and long-term strategies on energy use management. The requested report should include a company-wide review of the policies, practices, and metrics related to FLIR System's energy management strategy. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by December 31, 2013."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Deals With Matters Relating to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), FLIR may exclude the Proposal from the 2013 Proxy Materials because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) allows the exclusion of a shareholder proposal that relates to a company's "ordinary business operations," an exclusion that is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998). Ordinary business problems are confined to management discretion because "it would be impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.* One of the main considerations underlying the application of the ordinary business exclusion is whether the actions sought in the proposal are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.[1] *Id.* A proposal that requests a report or additional disclosure does not change the nature of the analysis. The Staff will still permit exclusion of such a proposal under Rule 14a-8(i)(7) if the underlying substance of the report or disclosure deals with matters of ordinary business. *See* Exchange Act Release No. 20091 (August 16, 1983) (indicating that exclusion is warranted where the substance of the requested report involves ordinary business); Johnson Controls, Inc. (October 26, 1999) (allowing exclusion where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business").

As explained in further detail below, the Proposal focuses on excludable ordinary business operations. To the extent the Proponent's request involves any significant policy issues, it does so in a way that impermissibly impinges on the

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[1] The other consideration highlighted by the Commission is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*

discretion of the Company's management and board of directors by focusing more on aspects of ordinary business than any significant policy issue and by seeking an internal assessment of risks related to ordinary business matters. Consequently, Staff precedent provides that the entire Proposal may be omitted.

1. The Proposal May be Excluded Because it Deals Strictly with Ordinary Business Operations.

The Proposal asks for a report describing the company's short- and long-term strategies on energy use management. It is not entirely clear what this would entail, but presumably such a report would include a review of the sources from which the Company obtains its energy, how energy is used in various production processes, and the management of energy costs at individual facilities on a day-to-day basis. The Company recognizes, of course, that a proposal that deals with ordinary business operations may nevertheless be ineligible for exclusion pursuant to Rule 14a-8(i)(7) if it focuses on a significant policy concern. The Proposal, however, does not relate in any express way to such a policy concern. The Proposal's own language makes clear that it is focused on the operational decision making of the Company in relation to its financial health. The Company's day-to-day management of its financial affairs and other similar matters are clearly "ordinary business," and as such, Exchange Act Release No. 40018 indicates that exclusion is warranted.

Particularly instructive is the Staff's concurrence in the exclusion of the proposal at issue in *TXU Corp.* (April 2, 2007). There, the proponent asked TXU Corp. to issue a report regarding the company's then-current "energy efficiency [practices] with respect to TXU's existing and proposed power plants" and the potential for "improvements in energy efficiency" to "increase revenue." The proposal in *TXU Corp.* did not request that the company change its policies with respect to energy efficiency, nor did it focus on environmental protection, nor did it claim that the report or any underlying action implicated by the report would address a significant policy concern. The Staff agreed that the proposal did not address any significant policy concern but rather addressed matters of ordinary business: "There appears to be some basis for your view that TXU may exclude the proposal under Rule 14a-8(i)(7), as relating to TXU's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission...." *Id.*

This Proposal is strikingly similar to the one at issue in *TXU Corp.* Its resolution statement makes no mention of environmental protection, reduction of greenhouse gases or global warming. It simply requests that FLIR report on its "short- and long-term strategies on energy use management," including its day-to-day practices and metrics. The Proposal's supporting statement similarly does not mention, let alone focus on, environmental protection or global warming. The supporting statement does, however, address the following issues related to the day-to-day financial management of the Company:

- "Investments in energy efficiency" as an "attractive way to manage rising energy costs";
- "Investments in energy efficiency" being "quite profitable and low risk";
- The potential for investments in energy efficiency" to provide "an average internal rate of return of 17%" and "produce over five times their cost" in annual savings;
- A discussion of the Company's "growth strategy" being "predicated on cost efficiency";
- Statements about the average "total operating costs" associated with "energy expenses"; and
- Ways the Company could employ a "management strategy" to "yield a high return on investment."

All told, the Proposal and its supporting materials expressly mention the management role in overseeing investments, costs, returns, savings on operations and expenses, corporate earnings and financial growth more than twenty times. The Proposal makes a single vague reference to the potential link between "environmental considerations such as energy efficiency and value creation" but otherwise expressly mentions environmental preservation, global warming, greenhouse gases, and pollution a total of zero times. By way of contrast, less than a year after the Staff concurred in the exclusion of the proposal in *TXU Corp.*, it refused to concur in the exclusion of a proposal submitted to another company, where the proposal requested a report "on the company's plans *to address climate change*" and where the proposal and its supporting materials primarily focused on the social policy concerns surrounding environmental preservation, climate change, and the relationship between human activity and rising global temperatures. *See Ultra Petroleum Corp.* (March 5, 2008) (emphasis added).

Like the proposal in *TXU Corp.*, this Proposal does not request that the Company change its policies with respect to energy efficiency, nor does it focus on environmental protection, nor does it claim that the report or any underlying action implicated by the report would address a significant policy concern. In *TXU Corp.* the proponent had a plausible claim that the proposal could only be understood in the context of climate change and environmental preservation because the underlying business concern dealt with existing and proposed power plants, which tend to be large producers of greenhouse gases and other pollutants. Yet the Staff nevertheless agreed that the proposal fundamentally related to the company's ordinary business operations and was thus excludable. Here, the Proponent's claim is weaker still. Whatever policy concerns may be contained in the Proposal are not related to the very nature of FLIR's business or the core industry in which the Company operates. Rather, the concerns center on the day-to-day management of energy use at the Company's facilities, which could not be more fundamental to the ordinary business of the Company. Exclusion pursuant to Rule 14a-8(i)(7) is therefore warranted.

2. The Proposal May be Excluded Because it Focuses on Both Important Policy Concerns and Matters of Ordinary Business.

Despite implications for a company's ordinary business operations, a proposal that *focuses* on a significant policy concern may be ineligible for exclusion pursuant to Rule 14a-8(i)(7). *See Walt Disney Company* (December 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"). While the Staff has found that energy efficiency in certain contexts can rise to the level of a significant policy issue, the mere fact that a proposal touches upon or is crafted in the context of a significant policy issue does not mean the proposal is therefore non-excludable. Rather, the Staff looks to the underlying substance of the proposal, and if it does not focus on a significant policy issue or if it focuses on ordinary business operations in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable. *See Dominion Resources, Inc.* (February 9, 2011) (concurring that a proposal requesting a new program regarding renewable power generation was excludable under Rule 14a-8(i)(7) even though it touched on the significant policy issue of environmental protection because the underlying action requested implicated the products and services offered by the company, a matter of ordinary business).

We think it is clear based on the above analysis that no part of the Proposal can be characterized as focusing on a significant policy issue. But even if the Staff disagrees, it is certainly the case that the Proposal also focuses on ordinary business matters that, absent any concerns about policy considerations, would warrant exclusion. When a proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions, ...[the Staff] will not recommend enforcement action to the Commission if [a company] omits the proposal from its proxy materials." *See, e.g.*, *Peregrine Pharmaceuticals Inc.* (July 31, 2007); *General Electric Company* (Feb. 3, 2005) (concurring that an entire proposal could be excluded under Rule 14a-8(i)(7) because it contained elements that addressed the basic management of the company's workforce, even though part of the proposal related to the important policy concern of outsourcing jobs); *Wal-Mart Stores, Inc.* (Mar 15, 1999) (concurring that a proposal was excludable where it requested a report regarding suppliers using unfair labor practices but also requested that the report address ordinary business matters).

It is not expressly stated in the language of the Proposal itself, but arguably the Proposal's reference to "environmental considerations" is meant to invoke the significant policy issues of environmental protection and climate change. Even if that is the case, this Proposal is no different from those in *Peregrine Pharmaceuticals*, *General Electric* or *Wal-Mart*. Although the Proposal may invoke a significant policy concern, what is truly at issue are matters that are of "ordinary business." As discussed above, the overwhelming focus of the resolution and supporting materials is on the day-to-day operational and financial management of the Company. The central action sought by the Proposal is a re-evaluation of how FLIR invests in energy technology relating to the day-to-day operation of its facilities, how it implements its growth strategy, and how it weighs risk and reward with respect to its investments. All are matters of ordinary business operations. The Staff has consistently affirmed that such proposals focusing on both significant policy concerns and matters of ordinary business may be excluded. For those reasons, the Company believes that Rule 14a-8(i)(7) provides another basis that the Proposal may be excluded from its 2013 Proxy Materials.

3. The Proposal May be Excluded Because it Seeks a Risk Assessment that Relates Fundamentally to Ordinary Business Operations.

Using a similar type of analysis by looking to a proposal's underlying substance, the Staff will also permit exclusion of a proposal pursuant to Rule 14a-8(i)(7) if its underlying subject matter focuses on an internal risk assessment relating to ordinary business. As indicated in *Staff Legal Bulletin No. 14E*, in evaluating shareholder proposals that focus on a risk assessment, "Rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk.... [W]e will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." The Staff has continued to concur in the exclusion of proposals seeking risk assessments when the subject matter concerns matters of ordinary business operations. *See, e.g., Amazon.com, Inc.* (March 21, 2011) (concurring in the exclusion of a proposal requesting that the company assess the risks posed by the actions the company takes to minimize or avoid tax liability as relating to ordinary business operations). Here, the Proposal similarly seeks a risk assessment arising from underlying matters that include day-to-day operational problems normally confined to the purview of the board and management.

While the Proposal does not expressly request an evaluation of risks, it focuses squarely on the potential costs and benefits related to the Company's energy use management. The Proposal also suggests that a more "effective energy management strategy" can be important for "proactively responding to reputational risk." Implicit in this framing is an internal assessment of related risks. FLIR cannot conduct a "company-wide *review* of the policies, practices, and metrics related to [its] energy management strategy" without conducting an internal risk assessment related to such policies, practices, and metrics. As in *Amazon*, the Proposal suggests that questions exist regarding the possible economic consequences of how the Company manages its day-to-day operations, in this case the energy use at its facilities. It then further suggests that if the Company were to conducted the requested internal review, it would find that there are fewer economic risks and greater potential financial rewards found in adopting another approach. As a result, the cumulative effect is that the Proposal focuses, at least in part, around a re-evaluation of the risks involved in how the Company manages day-to-day utility costs. The Proposal is therefore excludable because it would effectively require the Company to engage in an internal assessment of financial risks related to its ordinary business operations.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from FLIR's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (503) 498-3318.

Very truly yours,



William W. Davis
Senior Vice President,
General Counsel, and Secretary

Attachments

cc: Anne Sheehan, Director, Corporate Governance, California State Teachers' Retirement System

<u>Exhibit A</u>
Proponent's Submission

FLIR SYSTEMS, INC. ENERGY EFFICIENCY RESOLUTION

WHEREAS:

Investments in energy efficiency are an attractive way to manage rising energy costs, can enhance a company's role as a corporate citizen, and are usually quite profitable and low-risk. A 2008 McKinsey report (How the World Should Invest in Energy Efficiency) estimated that $170 billion could be invested in energy efficiency with an average internal rate of return of 17%. The report estimated that by 2020, these energy efficiency investments could produce over five times their cost in annual energy savings.

Companies are increasingly committing to energy efficiency initiatives. According to the Center for Climate & Energy Solutions: Johnson & Johnson achieved an internal rate of return 19% from recent energy efficiency investments; Alcoa's Energy Efficiency Network has captured sustainable annual savings exceeding $20 million; between 1990 and 2006, IBM's energy conservation measures saved $290 million; and between 1990 and 2008, DuPont estimates that its energy efficiency initiatives saved the company about $4 billion.

Evidence linking environmental considerations such as energy efficiency and value creation is increasingly being seen. An October, 2010 report from Thomson Reuters (ESG and Earnings Performance) concluded that, "U.S. companies with stronger ESG [environmental, social and governance] scores consistently beat earnings estimates more frequently than those with lower scores." And according to an October 4, 2011 report from Goldman Sachs (Why ESG Matters), "Firms with leading ESG scores tend to generate higher and more durable returns on capital than sector peers."

According to FLIR System's 2011 Form 10-K, the Company acknowledges that part of its growth strategy is predicated on cost efficiency. On page 5 of this report, the Company states that their "ability to continue penetrating and expanding on our leading market position...is predicated on our success at reducing internal costs to manufacture systems." On page 36 of this report, total operating expenses were identified as approximately $515 million. According to Honeywell's Energy Management Solutions, energy expenses can account for more than 25 percent of a company's total operating costs. For FLIR Systems, 25 percent of its 2011 operating costs is approximately $130 million.

FLIR Systems has not provided adequate disclosure in public filings, on its website, or through a report, that discusses the Company's energy management strategy. An effective energy management strategy can yield a high return on investment while proactively responding to reputational risk.

RESOLVED

Shareholders request that the Board of Directors issue a report describing the company's short- and long-term strategies on energy use management. The requested report should include a company-wide review of the policies, practices, and metrics related to FLIR System's energy management strategy. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by December 31, 2013.

Exhibit B

Correspondence



California State Teachers'
Retirement System
Investment
100 Waterfront Place, MS-4
West Sacramento, CA 95605-2807
916.414.7410

November 15, 2012

FLIR Systems, Inc.
Attention: Corporate Secretary
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

Dear Sir or Madame:

Enclosed, please find the CalSTRS shareholder proposal regarding preparing an energy use strategy report at FLIR Systems, Inc., our supporting statement, and our ownership verification letter from our custodian, State Street Bank and Trust Company (participant number 0997) through the depository, DTC, through DTC's nominee name of Cede & Co. We are submitting this proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities exchange Act of 1934.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company's stock and has held such stock continuously for over one year from the date of this submission. Furthermore, CalSTRS intends to continue to hold the company's stock through the date of the 2013 annual meeting.

Please feel free to contact Brian Rice at (916) 414-7413 to discuss the contents of the proposal.

Sincerely,

Anne Sheehan
Director, Corporate Governance
California State Teachers' Retirement System

Enclosures

cc: Earl Ray Lewis, Chairman, President & Chief Executive Officer


STATE STREET

For Everything You Invest In℠

November 15, 2012

Anne Sheehan
Corporate Affairs Advisor
State Teachers' Retirement System
100 Waterfront Place
West Sacramento, CA 95605

RE: State Teachers' Retirement System

Dear Anne:

Please accept our confirmation that as of November 14, 2012, the California State Teachers' Retirement System continuously held at least $2000 of common stock of FLIR SYSTEMS INC. (Ticker FLIR) for at least one year, which shares are held of record by State Street Bank and Trust Company (participant number 0997) through the depository, DTC, through DTC's nominee name of Cede & Co.

As of November 14, 2012, CalSTRS holds 387,770 shares.

Sincerely,

Ronald Leu
Operations Officer

Limited Access